UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

REDDY ICE HOLDINGS, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

75734R105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D, dated May 16, 2007, as amended by Amendment No. 1, dated July 16, 2007 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On July 19, 2007, Michael J. McConnell, on behalf of the Shamrock Activist Value Fund, sent the following letter to the Board of Directors of the Issuer:

July 19, 2007

Via Facsimile and Overnight Delivery

Mr. William P. Brick, Executive Chairman

Mr. Theodore J. Host, Director

Mr. Michael S. McGrath, Director

Mr. Tracy L. Noll, Director

Mr. Robert N. Verdecchio, Director

Mr. Jimmy C. Weaver, Director and Chief Executive Officer

Reddy Ice Holdings, Inc.

8750 North Central

Expressway Suite 1800

Dallas, Texas 75231

Dear Gentlemen:

We recently wrote to express our view that the $31.25 per share offer by GSO Partners to acquire Reddy Ice Holdings, Inc. (NYSE: FRZ) was grossly inadequate. We proposed a superior alternative that the Company undertake a share buyback transaction at $33 per share for approximately 15% of Reddy Ice shares that would allow those shareholders that believed in the Company’s future prospects to retain their interest, while allowing those desiring liquidity to sell their shares back to the Company at a premium to the GSO price.

We are alarmed that the Company appears to be abandoning its duty to maximize value for all shareholders by attempting to minimize shareholder opposition to the GSO transaction. We understand that this is being done by encouraging certain Reddy Ice shareholders to speak directly with GSO about rolling their Reddy Ice shares into the GSO leveraged buyout transaction instead of receiving cash for their shares.

In fact, in a telephone conversation nearly one week ago, with full knowledge of our opposition to the GSO transaction, the Reddy Ice CEO, who is also a director of Reddy Ice, proposed that Shamrock Activist Value Fund speak directly to GSO about becoming part of their leveraged buyout transaction. The CEO then offered to, and in fact did, facilitate a call between GSO and Shamrock.

We subsequently spoke with GSO, following the public release of our letter, and in that call, GSO made explicit its proposal that we would be invited to participate with them in the buyout group if we promptly dropped our opposition to their transaction. We also learned from GSO that at least one other Reddy Ice shareholder has similarly been offered an opportunity to participate in the buyout transaction with GSO, presumably in exchange for their support of the transaction.

It is disturbing that select Reddy Ice shareholders are being offered an opportunity to participate in the GSO buyout of Reddy Ice in exchange for their support. We have been concerned about the process that led to the GSO transaction, and those concerns have been heightened by these recent events.

This Board of Directors has a fiduciary duty to maximize the value for all shareholders and not permit or facilitate attempts to co-opt certain shareholders to garner support for the GSO transaction on terms not available to all Reddy Ice shareholders.

Respectfully,

/s/ Michael J. McConnell
Michael J. McConnell

2

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 6	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

3

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P. By: Shamrock Activist Value Fund GP, L.L.C., its general partner By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P. By: Shamrock Activist Value Fund GP, L.L.C., its general partner By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P. By: Shamrock Activist Value Fund GP, L.L.C., its general partner By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C. By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell Title: Vice President

Exhibit Index

Document
Exhibit 6	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.